

Mail Stop 3233

July 14, 2017

Via E-mail
James A. Fleming
Chief Financial Officer
Columbia Property Trust, Inc.
One Glenlake Parkway, Suite 1200
Atlanta, GA 30328

> **Re:** **Columbia Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 1-36113**

Dear Mr. Fleming:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

15. Segment Information, page F-35

1. We note the company's change in reportable segments and that you consider geographic location when evaluating your portfolio composition and in assessing ongoing operations and performance of your properties. However, we note your results of operations discussion continues to be presented on a consolidated basis. Please tell us why you do not also provide a discussion by reportable segment. Reference is made to Rule 3-03(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities